Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

On May 13, 2021, Stable Road Acquisition Corp. issued the follow press release.

Stable Road Stockholders Approve Extension of the Date to Consummate Proposed Business Combination with Momentus

Venice, CA – May 13, 2021 – Stable Road Acquisition Corp. (NASDAQ: SRAC, SRACU, and SRACW) (“Stable Road” or the “Company”) announced today that at the special meeting of stockholders (the “Special Meeting”) held on May 13, 2021, the Company’s stockholders approved a proposal to extend the deadline by which the Company has to consummate the proposed business combination with Momentus Inc. (“Momentus”) from May 13, 2021 to August 13, 2021 (the “Extension Amendment Proposal”).

Brian Kabot, Chairman and Chief Executive Officer of Stable Road, commented on the results of the meeting, “We are very pleased by the overwhelming support for the Extension Amendment Proposal exhibited by our stockholders, with approximately 66.2% of all outstanding shares, and approximately 98.6% of shares that voted on the proposal, being cast in favor of the proposal. We appreciate our stockholders’ strong engagement and look forward to advancing the proposed business combination with Momentus.”

About Stable Road

Stable Road Acquisition Corp. (Nasdaq: SRAC, SRACW, SRACU) is a special purpose acquisition company formed by SRC-NI Holdings, LLC, an affiliate of Stable Road Capital, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.

About Momentus

As a first mover in building in-space infrastructure services, Momentus is at the forefront of the commercialization of space. With an experienced team of aerospace, propulsion, and robotics engineers, Momentus has developed a cost-effective and energy efficient in-space transport system based on water plasma propulsion technology. Momentus has in-place service agreements with private satellite companies and research organizations.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement between Stable Road and Momentus (the “Proposed Transaction”), Stable Road has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. The Registration Statement has not been declared effective by the SEC. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be sent to the stockholders of Stable Road and Momentus, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR STABLE ROAD’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE “PROPOSED TRANSACTION SPECIAL MEETING”), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Stable Road’s stockholders as of a record date to be established for voting on the Proposed Transaction and the other matters to be voted upon at the Proposed Transaction Special Meeting. Stable Road’s stockholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 8, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION WHEN AVAILABLE. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the Registration Statement that Stable Road has filed with the SEC.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investors: investors@momentus.space

Media: press@momentus.space